CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$2,199,000	$221.44

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-190038

Pricing Supplement to the Prospectus dated July 19, 2013, to the Prospectus Supplement dated July 19, 2013, to the Prospectus Addendum dated February 3, 2015 and to the Index Supplement dated July 19, 2013.

Barclays Bank PLC
$2,199,000
Capped Leveraged SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Global Medium-Term Notes, Series A, due 2018

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (January 25, 2018) is based on the performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF (which we refer to as the index fund or underlier) as measured from and including the trade date to and including the determination date (January 22, 2018). If the final underlier level (defined below) on the determination date is greater than the initial underlier level of $26.47, the return on your notes will be positive, subject to the maximum settlement amount of $1,705.00 for each $1,000 face amount of your notes, and will be calculated in the manner set forth below. If the final underlier level declines from the initial underlier level, the return on your notes will be negative.

You could lose your entire investment in the notes. Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS-4 of this pricing supplement) by the relevant U.K. resolution authority.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 2 times (c) the underlier return, subject to the maximum settlement amount; or

•	if the underlier return is zero or negative (the final underlier level is equal to or less than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000. If the underlier return is negative, you will receive less than $1,000.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-3 in this pricing supplement.

Your investment in the notes involves certain risks, including among other things, our credit risk and the risk of exercise of any U.K. Bail-in Power. See “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement; “Risk Factors” beginning on page PA-1 of the accompanying prospectus addendum; “Risk Factors” beginning on page IS-2 of the accompanying index supplement; and “Additional Risk Factors Specific to Your Notes” on page PS- 12 of this pricing supplement so that you may better understand those risks.

By acquiring the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority that may result in the cancellation of all, or a portion, of any amounts payable on or modification of the form of the notes. In the event of the exercise of any U.K. Bail-in Power, you may lose some or all of your investment in the notes. See “Consent to U.K. Bail-in Power” in this pricing supplement and the accompanying prospectus addendum for more information.

	Initial Issue Price†	Price to Public†	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	$1,000 (face amount)	100% of face amount	2.00% of face amount	98.00% of face amount
Total	$2,199,000	$2,199,000	$43,980	$2,155,020
†	Our estimated value of the notes on the trade date, based on our internal pricing models, is $960.20 per note. The estimated value is less than the initial issue price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-3 of this pricing supplement.
The initial issue price is 98.00% of the face amount for certain investors; see “Key Terms—Supplemental plan of distribution” on page PS-7.

‡	Barclays Capital Inc. will receive commissions from the issuer equal to 2.00% of the face amount of the notes, or $20.00 per $1,000 face amount of your notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

The notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes constitute our unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Barclays Bank PLC may use this pricing supplement in the initial sale of the notes. In addition, Barclays Capital Inc. or any other affiliate of Barclays Bank PLC may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Barclays Bank PLC or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Pricing Supplement dated January 22, 2016

The return on your notes is linked to the performance of the index fund, and not to the performance of the S&P® Oil & Gas Exploration & Production Select Industry Index (which we refer to as the “underlying index”) on which the index fund is based. The index fund follows a strategy of “sampling,” which means the index fund’s holdings are not the same as those of the underlying index. The performance of the index fund may significantly diverge from that of the underlying index.

SUMMARY INFORMATION

This pricing supplement should be read in conjunction with the accompanying prospectus dated July 19, 2013, as supplemented by the accompanying prospectus supplement dated July 19, 2013, the prospectus addendum dated February 3, 2015 and the accompanying index supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus supplement, the accompanying prospectus addendum and the accompanying index supplement, as well as “Additional Risk Factors Specific to Your Notes” on page PS-12 of this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Prospectus dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

●	Prospectus supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

●	Prospectus addendum dated February 3, 2015

http://www.sec.gov/Archives/edgar/data/312070/000119312515031134/d864437d424b3.htm

●	Index supplement dated July 19, 2013

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes.” Each of the notes has the terms described below.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the trade date is based on our internal funding rates. Our estimated value of the notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the trade date is less than the initial issue price of the notes. The difference between the initial issue price of the notes and our estimated value of the notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes.

Our estimated value on the trade date is not a prediction of the price at which the notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the trade date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the trade date for a temporary period expected to be approximately three months after the initial issue date of the notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Additional Risk Factors Specific to Your Notes” beginning on page PS-12 of this pricing supplement.

CONSENT TO U.K. BAIL-IN POWER

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes.

By your acquisition of the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

This is only a summary. For more information, please see “Risk Factors—You may lose some or all of your investment if any U.K. bail-in power is exercised by the relevant U.K. resolution authority” in this pricing supplement and the full definition of “U.K. Bail-in Power” as well as the risk factors in the accompanying prospectus addendum.

KEY TERMS

Issuer: Barclays Bank PLC

Index Fund or Underlier: the SPDR® S&P® Oil & Gas Exploration & Production ETF (Bloomberg ticker symbol, “XOP UP<Equity>”)

Underlying index: S&P® Oil & Gas Exploration & Production Select Industry Index, as maintained by S&P Dow Jones Indices LLC (“S&P”)

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $2,199,000 in the aggregate for all the offered notes

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes—If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount or a Discount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-13 of this pricing supplement.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•	if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return; or

•	if the final underlier level is equal to or less than the initial underlier level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the underlier return. If the underlier return is negative, you will receive less than $1,000.

Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC, and (b) the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Initial underlier level: $26.47, the closing level of the underlier on the trade date

Final underlier level: the closing level of the underlier on the determination date, subject to adjustment in limited circumstances as provided under “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” on page S-92 of the accompanying prospectus supplement; and subject to market disruption events as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” on page S-89 of the accompanying prospectus supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 200.00%

Cap level: 135.25% of the initial underlier level

Maximum settlement amount: $1,705.00

Trade date: January 22, 2016

Original issue date (settlement date): January 29, 2016

Determination date: January 22, 2018, subject to postponement in the event of a market disruption event as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” on page S-89 of the accompanying prospectus supplement

Stated maturity date: January 25, 2018. The maturity date will be postponed if the determination date is postponed due to the occurrence or continuance of a market disruption event on the determination date. In such a case, the maturity date will be postponed by the same number of business days from but excluding the originally scheduled determination date to and including the actual determination date. See “Terms of the Notes—Maturity Date” on page S-41 of the accompanying prospectus supplement and “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” on page S-89 of the accompanying prospectus supplement. Notwithstanding anything to the contrary in the accompanying prospectus supplement, the determination date may be postponed by up to five trading days due to the occurrence or continuance of a market disruption event on the determination date.

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: the official closing price per share of the underlier as published with respect to the regular weekday close of trading on that trading day as displayed on Bloomberg Professional® service (“Bloomberg”) page “XOP UP<Equity>” or any successor page on Bloomberg or any successor service, as applicable. In certain circumstances, the closing level of the underlier will be based on the alternate calculation of the underlier described under “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” on page S-92 of the accompanying prospectus supplement.

Business day: any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law or executive order to close

Trading day: with respect to the underlier, a day, as determined by the calculation agent in its sole discretion, on which (i) the primary exchange or market of trading for shares or other interest in the underlier or the shares of any successor underlier is scheduled to be open for trading; and (ii) trading in the underlier is generally conducted on such market or exchange

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-125 of the accompanying prospectus supplement

Tax consequences: you should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the underlier. Assuming this treatment is respected, subject to the possible application of the constructive ownership rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the original issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the constructive ownership rules.

The Internal Revenue Service (the “IRS”) or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Non-U.S. holders should note that recently promulgated Treasury regulations imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” will not apply to the notes.

ERISA: as described under “Employee Retirement Income Security Act” on page S-114 of the accompanying prospectus supplement

Supplemental plan of distribution: we have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the face amount of the notes at the price specified on the cover of this pricing supplement. The Agent has committed to take and pay for all of the notes, if any are taken. The Agent proposes initially to offer the notes to the public at the initial issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at that price less a concession of 2.00% of the face amount. The initial issue price for notes purchased by certain fee-based advisory accounts is 98.00% of the face amount of the notes, which reduces the Agent’s commission specified on the cover of this pricing supplement with respect to those notes to 0.00%.

We will deliver the notes against payment therefor in New York, New York on January 29, 2016, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Barclays Capital Inc. that it intends to make a market in the notes. However, neither Barclays Capital Inc. nor any of our affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent: Barclays Bank PLC

CUSIP no.: 06741U3W2

ISIN no.: US06741U3W27

Conflicts of interest: Barclays Capital Inc. is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Barclays Capital Inc. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

FDIC: the notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying prospectus supplement or prospectus will be deemed to refer to the corresponding term used in this pricing supplement as set forth in the table below:

Prospectus Supplement Defined Term	Pricing Supplement Defined Term
Reference asset	underlier
Payment at maturity	cash settlement amount
Maturity date	stated maturity date
Maximum return	maximum settlement amount
Valuation date	determination date
Index return	underlier return
Initial price	initial underlier level
Final price	final underlier level
Initial valuation date	trade date
Scheduled trading day	trading day
Reference asset sponsor	underlier sponsor

In addition, the following term used in this pricing supplement is not defined with respect to the notes in the accompanying prospectus, prospectus supplement, prospectus addendum and index supplement: cap level. Accordingly, please refer to “Key Terms” beginning on PS-5 of this pricing supplement for the definition of this term. Additionally, if information in this pricing supplement is inconsistent with the accompanying prospectus, prospectus supplement, prospectus addendum or index supplement, this pricing supplement will supersede those documents.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical closing levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the closing level will be on any day throughout the term of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past—meaning that the closing level has changed considerably in relatively short periods—and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and our creditworthiness. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date will, and the price you may receive for your notes may, be significantly less than the initial issue price. For more information on the value of your notes in the secondary market, see “Risk Factors” on page S-6 of the accompanying prospectus supplement and “Additional Risk Factors Specific to Your Notes—The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes” on page PS-17 of this pricing supplement. The information in the table also reflects the key hypothetical terms and assumptions in the following box.

Key Hypothetical Terms and Assumptions
Face amount	$1,000
Upside participation rate	200.00%
Cap level	135.25% of the initial underlier level
Maximum settlement amount	$1,705.00
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting the underlier, any of the underlier stocks or the policies of the underlier’s investment advisor or the method by which the underlying index sponsor calculates the underlying index
Notes purchased on original issue date for the initial issue price noted on the cover page of this pricing supplement and held to the stated maturity date

For these reasons, the actual performance of the underlier over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical closing levels of the underlier shown elsewhere in this pricing supplement. For information about the historical closing levels of the underlier during recent periods, see “The Underlier—Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, each based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	170.500%
140.000%	170.500%
135.250%	170.500%
130.000%	160.000%
120.000%	140.000%
110.000%	120.000%
105.000%	110.000%
102.500%	105.000%
101.000%	102.000%
100.000%	100.000%
95.000%	95.000%
90.000%	90.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount, you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 135.250% or more of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 170.500% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final underlier level over 135.250% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than 135.250% (the section right of the 135.250% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on closing levels for the underlier that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples.

Please read “Additional Risk Factors Specific to Your Notes—Many Economic and Market Factors Will Impact the Value of Your Notes” on page PS-18 of this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing level of the underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

Additional Risk Factors Specific to Your Notes

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” section of the prospectus supplement and prospectus addendum, including the risk factors discussed under the following headings of the prospectus supplement (unless otherwise noted): “Risk Factors—Risks Relating to All Securities”; “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”; “Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”; “Risk Factors—Additional Risks Relating to Securities Which Contain a Multiplier”; “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”; and “Risk Factors—Under the terms of the notes, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” (in the accompanying prospectus addendum). In addition, you should also review the “Risk Factors” section included in the accompanying index supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e. the stocks held by the underlier. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date to the closing level of the underlier on the determination date (also referred to as the “final underlier level”). If the final underlier level is less than the initial underlier level, you will lose 1% of the face amount of your notes for every 1% that the final underlier level is less than the initial underlier level. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the term of your notes will be limited because of the cap level. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the term of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

Credit of Issuer

The notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the notes.

You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power. The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes.

By your acquisition of the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes. Accordingly, your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Please see “Consent to U.K. Bail-in Power” in this pricing supplement and the risk factors in the accompanying prospectus addendum for more information.

Lack of Liquidity

The notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount or a Discount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount or a discount to face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower return on your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Cash Settlement Amount Payable at Maturity of Your Notes Is Not Based on the Level of the Underlier at Any Time Other Than on the Determination Date

The final underlier level will be based solely on the closing level of the underlier on the determination date. Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount payable at maturity, if any, that you will receive for your notes may be significantly less than it would otherwise have been had the cash settlement amount payable at maturity been linked to the level of the underlier prior to such drop. Although, the actual level of the underlier on the stated maturity date or at other times during the term of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

Market Disruption Events and Adjustments

The determination date, the stated maturity date and the cash settlement amount payable at maturity are subject to adjustment as described in the following sections of the accompanying prospectus supplement: “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” on page S-89 of the accompanying prospectus supplement and “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” on page S-92 of the accompanying prospectus supplement.

The Underlier Stocks Are Concentrated In the Oil and Gas Exploration and Production Industry

All or substantially all of the underlier stocks are issued by companies whose primary business is associated with the exploration and production of oil and gas.  As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers or issuers in a less volatile industry.  The oil and gas industry is significantly affected by a number of factors that influence worldwide economic conditions and oil and gas prices, such as natural disasters, supply disruptions, geopolitical events and other factors that may offset or magnify each other, including:

•	worldwide and domestic supplies of, and demand for, crude oil and natural gas;

•	the cost of exploring for, developing, producing, refining and marketing crude oil and natural gas;

•	consumer confidence;

•	changes in weather patterns and climatic changes;

•	the ability of the members of Organization of Petroleum Exporting Countries (OPEC) and other producing nations to agree to and maintain production levels;

•	the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere;

•	the price and availability of alternative and competing fuels;

•	domestic and foreign governmental regulations and taxes;

•	employment levels and job growth; and

•	general economic conditions worldwide.

These or other factors or the absence of such factors could cause a downturn in the oil and natural gas industries generally or regionally and could cause the value of some or all of the underlier stocks to decline during the term of the notes. For example, the underlier suffered significant negative performance in 2014 and 2015 while the broader U.S. equities markets achieved positive returns for the same period.

Certain Features of Exchange-Traded Funds Will Impact the Value of the Underlier and the Value of the Notes

Management risk. This is the risk that the respective investment strategies for the underlier, the implementation of which is subject to a number of constraints, may not produce the intended results. An investment in the underlier involves risks similar to those of investing in any fund of equity securities traded on an exchange, such as market fluctuations caused by such factors as economic and political developments, changes in interest rates and perceived trends in security prices. However, because the underlier is not “actively” managed, it generally does not take defensive positions in declining markets or would not sell an underlier stock because the underlier stock’s issuer was in financial trouble. Therefore, the performance of the underlier could be lower than other types of mutual funds that may actively shift their portfolio assets to take advantage of market opportunities or to lessen the impact of a market decline.

Derivatives risk. The underlier may invest in futures contracts, options on futures contracts, other types of options and swaps and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the underlier’s losses, and, as a consequence, the losses of your notes, may be greater than if the underlier invested only in conventional securities.

Underlier May Underperform its Underlying Index. The performance of the underlier may not replicate the performance of, and may underperform, its underlying index. The underlier will reflect transaction costs and fees that will reduce its relative performances. Moreover, it is also possible that the underlier may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its underlying index; for example, due to differences in trading hours between the underlier and the underlying index or due to other circumstances. During periods of market volatility, securities held by the underlier may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of the underlier and the liquidity of the underlier may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the underlier. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the underlier. As a result, under these circumstances, the market value of the underlier may vary substantially from the net asset value per share of the underlier. Because the return on your notes is linked to the performance of the underlier and not the underlier stocks, the return on your notes may be less than that of an alternative investment linked directly to the underlier stocks of the underlier or the stocks comprising the underlying index. See below “The Underlier—Investment Strategy—Sampling” and “The Underlier—Correlation” for additional information.

Liquidity Risk. Although the underlier is listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying period of time, there is no assurance that an active trading market will continue for the underlier or that there will be liquidity in the trading market.

The Policies of the Underlier’s Investment Advisor and the Sponsor of the Underlying Index Could Affect the Amount Payable on Your Notes and Their Market Value

The underlier’s investment advisor, SSGA Funds Management, Inc., may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the investment advisor concerning the calculation of the net asset value of the underlier, additions, deletions or substitutions of securities in the underlier and the manner in which changes affecting the underlying index are reflected in the underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes on the maturity date. The amount payable on your notes and their market value could also be affected if the investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the underlier, or if the investment advisor discontinues or suspends calculation or publication of the net asset value of the underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent may determine the closing level of the underlier on the determination date — and thus the amount payable on the maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing level on the determination date and the amount payable on your notes more fully under “Reference Asset—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” on page S-96 of the accompanying prospectus supplement.

In addition, S&P Dow Jones Indices LLC (the “underlying index sponsor”) owns the underlying index and is responsible for the design and maintenance of the underlying index. If the underlying index sponsor discontinues or suspends the underlying index, following the termination of the underlier, the calculation agent will have the sole discretion to substitute a successor fund that is comparable to the discontinued underlier, or if the calculation agent determines that no successor fund is available, to accelerate the maturity date of the notes. If the notes are accelerated, investors will not benefit from any potential appreciation of the underlier from the accelerated maturity date to the originally scheduled maturity date. The policies of the underlying index sponsor concerning the calculation of the underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in the underlying index, could affect the level of the underlying index and, consequently, could affect the market prices of shares of the underlier and, therefore, the amount payable on your notes and their market value.

No Interest or Dividend Payments or Voting Rights or Rights to Receive Any Underlier Stock

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-index fund-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlier stocks would have. Furthermore, investing in the notes will not make you a holder of any of the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the underlier or underlier stocks.

The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes

The estimated value of your notes on the trade date is lower than the initial issue price of your notes. The difference between the initial issue price of your notes and the estimated value of the notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs which we may incur in connection with the notes.

The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market

The estimated value of your notes on the trade date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

The Estimated Value of Your Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions

The estimated value of your notes on the trade date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the notes may not be consistent with those of other financial institutions that may be purchasers or sellers of notes in the secondary market. As a result, the secondary market price of your notes may be materially different from the estimated value of the notes determined by reference to our internal pricing models.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes

The estimated value of the notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions (described below under “Many Economic and Market Factors Will Impact the Value of Your Notes”), and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the notes. Further, as secondary market prices of your notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the notes such as fees, commissions, discounts, and the costs of hedging our obligations under the notes, secondary market prices of your notes will likely be lower than the initial issue price of your notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your notes, and any sale prior to the maturity date could result in a substantial loss to you.

The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes

Assuming that all relevant factors remain constant after the trade date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market (if Barclays Capital Inc. makes a market in the notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the notes on the trade date, as well as the secondary market value of the notes, for a temporary period after the initial issue date of the notes. The price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your notes.

We and Our Affiliates, and Any Dealer from Which You Purchase the Notes, May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest

We and our affiliates establish the offering price of the notes for initial sale to the public (which we refer to as the “price to public”), and the price to public is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as the Agent, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the notes, and such compensation or financial benefit may serve as an incentive to sell these notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for our own accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the notes.

In addition, we and our affiliates, and any dealer from which you purchase the notes, may enter into certain transactions in order to hedge our obligations under the notes. Those engaging in these hedging activities will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases or whether the cash settlement amount payable on the notes will be less than the face amount of the notes. Furthermore, if the dealer from which you purchase your notes is to enter into such hedging activities with us, any expected profit in connection with such hedging transactions will be in addition to any compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to any compensation they would receive for the sale of the notes.

Such market making, trading activities, hedging activities and other investment banking and financial services may negatively impact the value of the notes. Furthermore, in any such market making, trading activities, hedging activities and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the notes into account in conducting these activities.

In addition to those activities described above, Barclays Bank PLC will also act as the calculation agent of the notes. In this role, we have determined the initial underlier level and will determine the final underlier level, whether a market disruption event has occurred, whether to make any adjustments to the initial underlier level or other variables and the cash settlement amount, if any, payable at maturity. Determinations made by Barclays Bank PLC, in its capacity as calculation agent, including with respect to the occurrence or nonoccurrence of market disruption events, may affect your payment at maturity.

Many Economic and Market Factors Will Impact the Value of Your Notes

In addition to the level of the underlier, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the underlier; the time to maturity of the notes; the dividend rates on the underlier stocks; exchange rates; interest and yield rates in the market generally; supply and demand for the notes; a variety of economic, financial, political, regulatory or judicial events; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of the ownership and disposition of the notes could be materially and adversely affected.

Even if the treatment of the notes is respected, the IRS may assert that the notes constitute “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes.

In addition, as described above under “Tax consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes (including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Underlier

We have derived all information contained in this pricing supplement regarding the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “underlier”) from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by SPDR® Series Trust and SSGA Funds Management, Inc. (“SSGA FM”). The underlier is an investment portfolio maintained and managed by SSGA FM. SSGA FM is the investment adviser to the underlier. The underlier is an exchange-traded fund (“ETF”) that trades on the NYSE Arca, Inc. under the ticker symbol “XOP.” The inception date of the underlier was June 19, 2006.

The SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the underlier. Information provided to or filed with the SEC by SPDR® Series Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding SPDR® Series Trust, SSGA FM or the underlier, please see the SPDR® Series Trust’s prospectus. In addition, information about SPDR® Series Trust, SSGA FM and the underlier may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® Series Trust website at https://www.spdrs.com. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective

The underlier seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Oil & Gas Exploration & Production Select Industry Index (the “underlying index”). The underlying index is a modified equal-weighted index that is designed to measure the performance of the following sub-industry groups of the S&P® Total Market Index (the “S&P TM Index”): integrated oil & gas, oil & gas exploration & production and oil & gas refining & marketing. The S&P TM Index is a benchmark that measures the performance of the U.S. equity market. For more information about the underlying index, please see “— The S&P® Oil & Gas Exploration & Production Select Industry Index” below.

Holdings Information

As of January 21, 2016, the underlier included 63 securities. The following table summarizes the underlier’s top holdings in individual securities as of that date.

Top holdings in individual securities as of January 21, 2016

Security	Percentage of Total Holdings
Southwestern Energy Company	3.53%
Antero Resources Corporation	2.95%
Gulfport Energy Corporation	2.78%
Cabot Oil & Gas Corporation	2.74%
Range Resources Corporation	2.71%
EQT Corporation	2.63%
Exxon Mobil Corporation	2.36%
Valero Energy Corporation	2.23%
Chevron Corporation	2.22%
PBF Energy Inc. Class A	2.20%

Security	Percentage of Total Holdings
Chevron Corporation	2.22%
PBF Energy Inc. Class A	2.20%

Investment Strategy — Sampling

In seeking to track the performance of the underlying index, the underlier employs a “sampling” strategy, which means that the underlier is not required to purchase all of the securities represented in the underlying index. Instead, the underlier may purchase a subset of the securities in the underlying index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the underlying index. The quantity of holdings in the underlier will be based on a number of factors, including asset size of the underlier. Based on its analysis of these factors, SSGA FM may invest the underlier’s assets in a subset of securities in the underlying index or may invest the underlier’s assets in substantially all of the securities represented in the underlying index in approximately the same proportions as the underlying index. Under normal market conditions, the underlier generally invests substantially all, but at least 80%, of its total assets in the securities included in the underlying index. In addition, the underlier may invest in equity securities that are not included in the underlying index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSGA FM).

Correlation

The underlying index is a theoretical financial calculation, while the underlier is an actual investment portfolio. The underlier seeks to track the performance of the underlying index as closely as possible (i.e., achieve a high degree of correlation with the underlying index). However, the performance of the underlier and the underlying index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by SPDR® Series Trust or SSGA FM. Neither the SPDR® Series Trust nor SSGA FM makes any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither the SPDR® Series Trust nor SSGA FM has any obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The S&P® Oil & Gas Exploration & Production Select Industry Index

We have derived all information contained in this pricing supplement regarding the underlying index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC, the sponsor of the S&P TM Index. S&P Dow Jones Indices LLC has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the S&P TM Index at any time.

On July 2, 2012, The McGraw-Hill Companies, Inc. (“McGraw-Hill”), which owned the S&P Indices business, and CME Group, Inc., which is a 90% owner of the joint venture that owned the Dow Jones Indexes business, announced the launch of a new joint venture, S&P Dow Jones Indices LLC. S&P Dow Jones Indices LLC owns the S&P Indices business and the Dow Jones Indexes business, including the underlying index.

General

The underlying index is a modified equal-weighted index that is designed to measure the performance of the following sub-industry groups of the S&P TM Index: integrated oil & gas, oil & gas exploration &

production and oil & gas refining & marketing. The S&P TM Index is a benchmark that measures the performance of the U.S. equity market. The S&P TM Index offers broad market exposure to companies of all market capitalizations, including all common equities listed on the New York Stock Exchange, the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. Only U.S. companies are eligible for inclusion in the S&P TM Index. The underlying index is one of the 25 S&P Select Industry Indices (collectively, the “Select Industry Indices” and each, a “Select Industry Index”), each designed to measure the performance of a sub-industry or group of sub-industries based on the Global Industry Classification Standards (“GICS”). The underlying index includes companies engaged in the exploration and production of oil and gas as well as companies engaged in the refining and marketing of oil, gas and/or refined products. Each of the companies in the underlying index is a constituent company within the relevant sub-industries of the S&P TM Index.

Index Eligibility

For purposes of membership in the Select Industry Indices, S&P Dow Jones Indices LLC applies the inclusion and exclusion criteria separately. Membership is based on a company’s GICS classification, as well as liquidity and market cap requirements.

Index Inclusion Criteria

To be eligible for inclusion in the Select Industry Indices, companies must be in the S&P TM Index, must be included in the relevant GICS sub-industry (i.e. homebuilding) and must satisfy one of the two following combined size and liquidity criteria:

1.	float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio (“FALR”) above 90%; or

2.	float-adjusted market capitalization above US$400 million and FALR above 150%.

A number of companies in the S&P TM Index are represented by multiple share class lines. To determine eligibility for the Select Industry Indices, the float-adjusted market capitalization of each share class line of multiple class companies is combined to arrive at a company float-adjusted market capitalization figure. The liquidity of each individual share class line is evaluated independently based on the float-adjusted market capitalization of that individual line. If an individual share class line of a multiple share class company does not meet the liquidity criteria, the remaining share class line has its float-adjusted market capitalization reevaluated independently to ensure that it continues to meet the size criteria on its own.

All companies satisfying the above requirements are included in the applicable Select Industry Index. The total number of companies in each Select Industry Index should be at least 35. If there are fewer than 35 companies in a Select Industry Index, companies from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds above, are included in order of their float-adjusted market capitalization to reach 35 companies. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in each Select Industry Index as of each rebalancing effective date.

Index Exclusion Criteria

Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below US$300 million or their FALR falls below 50%.

Eligibility Factors

Market Capitalization. Float-adjusted market capitalization should be at least US$400 million for inclusion in a Select Industry Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the applicable Select Industry Index at each rebalancing.

Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the applicable Select Industry Index rebalancing reference date.

Constituents having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to a Select Industry Index. Constituents having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to a Select Industry Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the applicable Select Industry Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history. In these cases, the dollar value traded available as of the rebalance reference date is annualized

Takeover Restrictions. At the discretion of S&P Dow Jones Indices LLC, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the applicable Select Industry Index.

Turnover. S&P Dow Jones Indices LLC believes turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to a Select Industry Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to a Select Industry Index will not be deleted unless ongoing conditions warrant a change in the composition of the applicable Select Industry Index.

Sector Classification. A Select Industry Index includes companies in the applicable GICS sub-industries set forth above.

Index Construction and Calculations

The Select Industry Indices are equal-weighted, with adjustments to individual constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology.

The initial divisor is set to have a base index value of 1000 on December 17, 1999. The index value is simply the index market value divided by the index divisor:

Index Value = (Index Market Value) / Divisor

Index Market Value = Pi × Sharesi × IWFi × AWFi

where N is the number of stocks in the index, Pi the price of stock i, IWFi is the float factor of stock i, and AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which makes all index constituents modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index. The AWF for each index constituent, i, at rebalancing date, t, is calculated by:

AWFi,t = Z / N × FloatAdjustedMarketValuei,t

where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares).

In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing.

(Index Value) before rebalance = (Index Value) after rebalance

Therefore,

(Divisor) after rebalance = (Index Market Value) after rebalance / (Index Value) before rebalance

Constituent Weightings

At each quarterly rebalancing, companies are initially equally-weighted using closing prices as of the second Friday of the last month of the quarter as the reference price. For those companies with multiple share class lines in an index, the weight assigned to each share class line is proportional to its float-adjusted market capitalization as of the rebalance reference date. Adjustments are then made to ensure that there are no individual constituents whose weight in the applicable Select Industry Index is more than can be traded in a single day for a US$ 500 million portfolio.

S&P Dow Jones Indices LLC calculates a maximum basket liquidity weight for each constituent in the applicable Select Industry Index using the ratio of its three-month average daily value traded to US$ 500 million. Each constituent’s weight in the applicable Select Industry Index is, then, compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the applicable Select Industry Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the applicable Select Industry Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, S&P Dow Jones Indices LLC will make no further adjustments.

Index Maintenance

The membership to the Select Industry Indices is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.

Timing of Changes

Additions. Companies are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each company deletion is accompanied with a company addition. The new company will be added to the applicable Select Industry Index at the weight of the deleted company. In the case of mergers involving at least one index constituent, the merged company will remain in the applicable Select Industry Index if it meets all of the eligibility requirements. The merged company will be added to the applicable Select Industry Index at the weight of the pre-merger index company. If both companies involved in a merger are index constituents, the merged company will be added at the weight of the company deemed the acquirer in the transaction. In the case of spin-offs, the applicable Select Industry Index will follow the S&P TM Index’s treatment of the action. If the S&P TM Index treats the pre- and post-spun company as a deletion/addition action, using the stock’s when-issued price, the applicable Select Industry Index will treat the spin-off this way as well.

Deletions. A company is deleted from the applicable Select Industry Index if the S&P TM Index drops the company. If a company deletion causes the number of companies in the relevant index to fall below 22, each company deletion is accompanied with a corresponding company addition. In case of GICS changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the applicable Select Industry Index at the next rebalancing.

Adjustments

The tables below summarize the types of index maintenance adjustments and indicate whether or not an index adjustment is required.

S&P TM Index Actions

S&P TM Index Action	Adjustment Made to a Select Industry Index	Divisor Adjustment
Constituent Deletion	If the constituent is a member of a Select Industry Index, it is dropped.	Yes
Constituent Addition

Only in cases where the deletion causes the company count to fall below 22 stocks, then the deletion is accompanied by an addition assuming the weight of the dropped company.

If a stock is removed from a Select Industry Index at a price of $0.00, the stock’s replacement will be added to the applicable Select Industry Index at the weight using the previous day's closing value, or the most immediate prior business day that the deleted stock was not valued at $0.00.

No, except in the case of stocks removed at $0.00
GICS Change	None. If, after the GICS change, a company no longer qualifies to belong to a Select Industry Index, it is removed at the next rebalancing.	No

Corporate Actions

Type of Corporate Action	Adjustment Made to a Select Industry Index	Divisor Adjustment
Spin-Off	In general, both the parent company and spun-off companies will remain in the applicable Select Industry Index until the next index rebalancing, regardless of whether they conform to the theme of the applicable Select Industry Index. When there is no market-determined price available for the spin, the spin is added to the applicable Select Industry Index at zero price at the close of the day before the ex-date.	No
Rights Offering	The price is adjusted to the price of the parent company minus (the price of the rights subscription/rights ratio). The index shares change so that the company’s weight remains the same as its weight before the spin-off.	No
Stock Dividend, Stock Split or Reverse Stock Split	The index shares are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase	None	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Historical High, Low and Closing Levels of the Underlier

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the term of your notes. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving the return of any of your initial investment on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the term of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2011, 2012, 2013, 2014 and 2015 and the first calendar quarter of 2016 (through January 22, 2016). We obtained the closing levels listed in the table below from Bloomberg, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2011
Quarter ended March 31	$64.50	$52.75	$64.50
Quarter ended June 30	$64.97	$54.71	$58.78
Quarter ended September 30	$65.24	$42.80	$42.80
Quarter ended December 31	$57.56	$39.99	$52.69
2012
Quarter ended March 31	$61.34	$52.67	$56.91
Quarter ended June 30	$57.85	$45.20	$50.40
Quarter ended September 30	$59.35	$48.73	$55.69
Quarter ended December 31	$57.38	$50.69	$54.07
2013
Quarter ended March 31	$62.10	$55.10	$60.49
Quarter ended June 30	$62.61	$54.71	$58.18
Quarter ended September 30	$66.47	$58.62	$65.89
Quarter ended December 31	$72.74	$65.02	$68.53
2014
Quarter ended March 31	$71.83	$64.04	$71.83
Quarter ended June 30	$83.45	$71.19	$82.28
Quarter ended September 30	$82.08	$68.83	$68.83
Quarter ended December 31	$66.84	$42.75	$47.86
2015
Quarter ended March 31	$53.94	$42.55	$51.66
Quarter ended June 30	$55.63	$46.43	$46.66
Quarter ended September 30	$45.22	$31.71	$32.84
Quarter ended December 31	$40.53	$28.64	$30.22
2016
Quarter ending March 31 (through January 22, 2016)	$30.37	$23.75	$26.47

The following graph sets forth the historical performance of the underlier based on the daily closing levels from January 3, 2011 through January 22, 2016. The closing level of the underlier on January 22, 2016 was $26.47.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 26, 2015, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 26, 2015, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 26, 2015, which has been filed as an exhibit to the report on Form 6-K referred to above.